UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

F45 Training Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title and Class of Securities)

30322L101

(CUSIP Number)

Anthony Pasqua

Kennedy Lewis Management LP

225 Liberty Street, Suite 4210

New York, NY 10281

(212) 782-3480

Daniel I. Fisher

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2023

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4%
(14)	Type of Reporting Person (See Instructions): PN, IA

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,952,234
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,952,234
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,952,234
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.3%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,109,759
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,109,759
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,109,759
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.2%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund II LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,728,141
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,728,141
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,728,141
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.0%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,728,141
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,728,141
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,728,141
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.0%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund III LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,224,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,224,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,093
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Kennedy Lewis GP III LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,224,093
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,224,093
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,093
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4%
(14)	Type of Reporting Person (See Instructions): IN, HC

Schedule 13D

CUSIP No. 30322L101

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,061,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,061,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,061,993
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4%
(14)	Type of Reporting Person (See Instructions): IN, HC

AMENDMENT NO. 6 TO SCHEDULE 13D

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Kennedy Lewis Management LP (the “Adviser”), KLM GP LLC (“KLM”), Kennedy Lewis Investment Management LLC (“Kennedy Lewis Investment Management”), Kennedy Lewis Investment Holdings LLC (“Holdings I”), Kennedy Lewis Investment Holdings II LLC (“Holdings II”), Kennedy Lewis Capital Partners Master Fund LP (“Master Fund I”), Kennedy Lewis GP LLC (“Fund I GP”), Kennedy Lewis Capital Partners Master Fund II LP (“Master Fund II”), Kennedy Lewis GP II LLC (“Fund II GP”), Kennedy Lewis Capital Partners Master Fund III LP (“Master Fund III”), Kennedy Lewis GP III LLC (“Fund III GP”), Darren Richman and David Chene (collectively, the “Reporting Persons”) on August 31, 2022, as amended by Amendment No. 1 filed on September 30, 2022, Amendment No. 2 filed on October 18, 2022, Amendment No. 3 filed on February 15, 2023, Amendment No. 4 filed on May 26, 2023, and Amendment No. 5 filed on July 27, 2023. This Amendment No. 6 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

Items 2(c), (d) and (e) of the Schedule 13D are hereby amended and restated as follows:

(c) The Reporting Persons are primarily engaged in the business of investing. The Adviser acts as investment adviser to Master Fund I, Master Fund II and Master Fund III (collectively, the “Funds”). KLM is the general partner of the Adviser. Kennedy Lewis Investment Management is the sole owner and control person of KLM. Kennedy Lewis Investment Management is controlled by its board of managers. Messrs. David Chene and Darren Richman are the effective control persons of Kennedy Lewis Investment Management. Fund I GP is the general partner of Master Fund I. Holdings I is the managing member of Fund I GP. Holdings I is controlled by its board of managers. Messrs. Chene and Richman are the effective control persons of Holdings I. Fund II GP is the general partner of Master Fund II. Holdings II is the managing member of Fund II GP. Holdings II is controlled by its board of managers. Messrs. Chene and Richman are the effective control persons of Holdings II. Fund III GP is the general partner of Master Fund III. Holdings II is the managing member of Fund III GP. Holdings II is controlled by its board of managers. Messrs. Chene and Richman are the effective control persons of Holdings II. Schedule A hereto sets forth the names and other required information regarding the members of the board of managers of each of Kennedy Lewis Investment Management, Holdings I and Holding II (collectively, the “Scheduled Persons”). Except as otherwise disclosed in the Schedule 13D, as amended, none of the Scheduled Persons beneficially owns any securities of the Issuer.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

Letter Agreement

On October 20, 2023, in connection with the entry by the Issuer into the First Amendment to Subordinated Credit Agreement (the “Credit Agreement Amendment”), entered into as of October 20, 2023, by and among the Issuer, certain subsidiaries of the Issuer, the lenders party thereto, and Alter Domus (US) LLC, as administrative agent for the secured parties under the Credit Agreement Amendment, the Issuer, Kennedy Lewis Investment Management, Master Fund II and Master Fund III entered into a letter agreement (the “Letter Agreement”) with respect to certain matters relating to the Board of Directors (the “Board”) of the Issuer and to extend the timeline to identify a Chief

Financial Officer candidate under the previously disclosed letter agreement, dated February 14, 2023, among the Issuer, Master Fund II and Master Fund III (the “February Letter Agreement”). Pursuant to the Letter Agreement, the Issuer agreed that promptly after the time that the initial funding under the Credit Agreement Amendment has occurred (the “Funding Time”) (and in any event within five days thereof), the size of the Board will be reduced to 11 directors, and from and after the Funding Time, the Issuer agreed that Kennedy Lewis Investment Management will have the right to nominate up to six individuals to the Board (the “KLIM Directors”). In the Letter Agreement, Kennedy Lewis Investment Management acknowledges and agrees that each of the following existing directors of the Issuer shall be deemed to constitute a KLIM Director as of the date of the Letter Agreement: Eugene Davis, Elizabeth Josefsberg, Anthony Pasqua, Richard Monje and Timothy Bernlohr. To the extent that there are not six KLIM Directors appointed to the Board, the Issuer agreed to take all actions within its control as may be necessary to cause up to six KLIM Directors to be appointed to the Board, with each appointment to occur promptly after designation of an individual as a KLIM Director. The Issuer further agreed that the following directors have tendered their irrevocable resignations, effective immediately following the Funding Time: Lisa Gavales, Steven Scheiwe and Raphael Wallander.

Pursuant to the Letter Agreement, each KLIM Director will be nominated by the Issuer for election to serve as a director on the Board at each applicable annual or special meeting of the Issuer’s stockholders from and after the Funding Time and (i) the Board will recommend that the stockholders of the Issuer vote to elect each KLIM Director as a director of the Issuer at any such annual or special meeting, (ii) the Issuer will use its commercially reasonable efforts (which will include the solicitation of proxies) to obtain the election of each KLIM Director at any such annual or special meeting and (iii) the Issuer will cause all shares of Common Stock represented by proxies granted to it (or any of its representatives) to be voted in favor of the election of each KLIM Director as a director of the Issuer at any such annual or special meeting to the extent permitted pursuant to such proxies. If any KLIM Director is unable or unwilling to serve as a director, resigns as a director, is removed as a director or ceases to be a director for any other reason (including any failure of a KLIM Director to be elected at any meeting of the Issuer’s stockholders), Kennedy Lewis Investment Management shall have the right to designate a replacement KLIM Director and the Issuer shall promptly take all actions within its control to cause such replacement KLIM Director to be appointed to the Board.

If at any time after the previously described changes to the composition of the Board have been implemented (i) the KLIM Directors appointed to the Board represent less than a majority of the directors in office at such time and (ii) Kennedy Lewis Investment Management has designated one or more KLIM Directors that have not been appointed to the Board but if so appointed the KLIM Directors would represent a majority of the directors in office at such time, the Issuer agreed that the Board will not approve any action until such time as the KLIM Directors that have been designated by Kennedy Lewis Investment Management have been appointed to the Board in accordance with the Letter Agreement. In addition, effective upon the Funding Time and for so long as Kennedy Lewis Investment Management has Board designation rights under the Letter Agreement, Kennedy Lewis Investment Management waived the Board nomination right under Article IV of the Stockholders’ Agreement.

In addition, pursuant to the Letter Agreement, the Board has passed a resolution waiving the application of Section 203 of the Delaware General Corporation Law (“Section 203”) to Kennedy Lewis Investment Management and its affiliates. Kennedy Lewis Investment Management acknowledged and agreed that, if at any time following the date of the Letter Agreement, the Issuer has a class of voting stock that is (a) listed on a national securities exchange, or (b) held of record by more than 2,000 stockholders, it shall be a condition to Kennedy Lewis Investment Management or any of its affiliates (as defined in Section 203) entering into or otherwise consummating a business combination (as defined in Section 203) with the Issuer that such business combination be approved by a majority of the members of the Board who are not employees or investment professionals of Kennedy Lewis Investment Management or any of its affiliated investment funds.

Further, promptly after the Funding Time (and in any event within five days thereof), the Board will form a Litigation and Non-Recurring Payables Committee of the Board that will be chaired by Richard Monje, Managing Director and the Head of Legal Affairs and Strategy of the Adviser, and composed only of members subject to the approval of Kennedy Lewis Investment Management.

Pursuant to the Letter Agreement, the parties also agreed to amend the February Side Letter to extend the amount of time for the Issuer to identify a CFO candidate to no later than 270 days following the effective date of the New Credit Agreement; provided, that if the Issuer is using commercially reasonable efforts to identify a CFO candidate, then such 270-day period shall be automatically extended by a single additional 15 days upon notice from the Issuer to Master Fund II and Master Fund III.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Other Potential Activities

As previously disclosed, on September 30, 2022, the Adviser delivered a Non-Binding Proposal (the “Proposal”) to the Board in respect of a potential offer by one or more funds advised by the Adviser to acquire all of the outstanding shares of Common Stock of the Issuer not already beneficially owned by the Adviser or other stockholders participating in the proposed transaction, at a price per share equal to $4.00 in cash. The Adviser has withdrawn the Proposal.

Going forward, the Reporting Persons will, as and when they deem appropriate, evaluate their equity position in the Issuer and may from time to time, in their discretion, consider proposals and transactions, including, but not limited to, open market purchases of Common Stock of the Issuer, a tender offer to purchase shares of Common Stock of the Issuer, the acquisition of all of the Common Stock of the Issuer not already beneficially owned by the Reporting Persons or other stockholders participating in the applicable transaction, and, proposals related to any of the items in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to have discussions with members of the Issuer’s management and members of the Issuer’s Board in connection with the Reporting Persons’ investment in the Issuer and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other stockholders or third parties regarding the Issuer’s business operations, strategies, capital structure, potential strategic transactions, assets, liabilities and other matters related to the Issuer. The Reporting Persons may engage in a number of conversations that may relate to one or more of the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board (to the extent public), price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, notes, other securities, derivatives or other instruments that are based upon or relate to the value of securities of the Issuer, or any debt of the Issuer or its affiliates, irrespective of whether it is a security (collectively, “Instruments”) in the open market or otherwise or (ii) disposing of any or all of their Instruments in the open market or otherwise.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 97,516,791 shares of Common Stock of the Issuer outstanding as of October 19, 2023, as reported in the Issuer’s Form 10-K filed with the SEC on October 23, 2023.

The Funds delegated to the Adviser voting and investment power over the securities held by the Funds pursuant to an Investment Management Agreement with the Funds. As a result, each of the Adviser, KLM, as the general partner of the Adviser, Kennedy Lewis Investment Management, as the owner of KLM, and Messrs. Richman and Chene, as the effective control persons of Kennedy Lewis Investment Management, and effective control persons of each of Holding I and Holdings II, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Funds. Each of the Funds may be deemed the beneficial owner of the Common Stock such Fund holds. Fund I GP, as general partner of Master Fund I and Holdings I, as managing member of Fund I GP, may be deemed beneficial owners of the Common Stock held by Master Fund I. Fund II GP, as general partner of Master Fund II and Holdings II, as managing member of Fund II GP, may be deemed beneficial owners of the Common Stock held by Master Fund II. Fund III GP, as general partner of Master Fund III and Holdings II, as managing member of Fund III GP, may be deemed beneficial owners of the Common Stock held by Master Fund III.

(c) There have been no transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Funds in the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Funds, investment management clients of the Adviser. The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds in accordance with their respective investment percentages in the Funds.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Letter Agreement is filed as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Letter Agreement, dated October 20, 2023, by among F45 Training Holdings Inc., Kennedy Lewis Investment Management LLC, Kennedy Lewis Capital Partners Master Fund II LP, and Kennedy Lewis Capital Partners Master Fund III LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 24, 2023

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT HOLDINGS LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND LP

By:	Kennedy Lewis GP LLC, its general partner
By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP LLC

By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene

SCHEDULE A

Set forth below are the members of the Board of Managers of Kennedy Lewis Investment Management

Name	Business Address	Present Principal Occupation	Citizenship

Darren Richman	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States

David Chene	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States

Doug Logigian	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States

Anthony Pasqua	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States

Set forth below are the members of the Board of Managers of Holdings I

Name	Business Address	Present Principal Occupation	Citizenship

Darren Richman	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States

David Chene	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States

Set forth below are the members of the Board of Managers of Holdings II

Name	Business Address	Present Principal Occupation	Citizenship

Darren Richman	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States

David Chene	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States

Doug Logigian	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States

Anthony Pasqua	225 Liberty Street, Suite 4210 New York, NY 10281	Manager	United States